UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No: 1)*

Leap Therapeutics, Inc.

(Name of lssuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

52187K101
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]    Rule 13d-l (b)
[x]     Rule 13d-l (c)
[ ]     Rule 13d-l (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.     Name of Reporting Person

Eli Lilly and Company

I.R.S. Identification No. of Above Person (Entities Only)

35-0470950

2.         Check the Appropriate Box if a Member of a Group
(a)__(b)__

3.     SEC Use Only

4.     Citizenship or Place of Organization

Indiana

Number of shares beneficially owned by each reporting person with:

5.     Sole Voting Power: 2,632,221(1)

6.    Shared Voting Power: 0

7.     Sole Dispositive Power: 2,632,221(1)

8.     Shared Dispositive Power:     0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

2,632,221(1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
[ ]

11.     Percent of Class Represented by Amount in Row (9)

17.9%

12.     Type of Reporting Person
CO

(1) Includes 1,152,914 shares of common stock, par value $0.001 per share, of Leap Therapeutics, Inc. issuable upon the exercise of a currently-exercisable warrant.

Item l(a)     Name of Issuer

Leap Therapeutics, Inc.

Item l(b)     Address of Issuer's Principal Executive Offices

47 Thorndike Street, Suite B1-1
Cambridge, Massachusetts 02142

Item 2(a)     Name of Person Filing

This Statement is filed on behalf of     Eli Lilly and Company, an Indiana corporation.
Item 2(b)     Address of Principal Business Office, or if none, Residence

Eli Lilly and Company, Lilly Corporate Center, Indianapolis, Indiana 46285.

Item 2(c)     Citizenship

Eli Lilly and Company is an Indiana corporation.

Item 2(d)     Title of Class of Securities

Common stock, $0.001 par value per share

Item 2(e)     CUSIP Number

52187K101

Item 3.     Filing pursuant to Rules 13d-l(b) or 13d-2(b) or (c)

Not Applicable

Item 4.     Ownership

(a)     Amount Beneficially Owned:

2,632,221(1)

(b)     Percent of Class:

17.9%

_____________________
(1) Includes 1,152,914 shares of common stock, par value $0.001 per share, of Leap Therapeutics, Inc. issuable upon the exercise of a currently-exercisable warrant.

(c)     Number of shares as to which the person has:

Sole power to vote or to direct the vote: 2,632,221(1)

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of:     2,632,221(1)

Shared power to dispose or to direct the disposition of: 0

Item 5.         Ownership of Five Percent or Less of a Class [ ]

Not Applicable
Item 6.         Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company

Not Applicable

Item 8.         Identification and Classification of Members of the Group

Not Applicable

Item 9.         Notice of Dissolution of Group

Not Applicable

Item 10.     Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 14, 2019

ELI LILLY AND COMPANY
By:    /s/ Crystal T. Williams
Name: Crystal T. Williams
Title: Assistant Secretary

This filing is made voluntarily and should not be construed as an admission that the reporting persons are subject to reporting requirements under Section 13 of the Securities Exchange Act of 1934.